UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Amkor Technology, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	000-29472
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

2045 East Innovation Circle, Tempe, AZ	85284
(Address of principal executive offices)	(Zip Code)

Mark N. Rogers	(480) 821-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Securities and Exchange Commission (“SEC”) Form SD (this “Form SD”) is filed pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13p-1 thereunder, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 13(p) of the Exchange Act, Rule 13p-1 thereunder, and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act collectively, the “Conflict Minerals Regulations”). Pursuant to the Conflict Minerals Regulations, Amkor Technology, Inc. (the “Company”) conducted a good faith Reasonable Country of Origin Inquiry in 2022 (the “RCOI”) on the sources of its Conflict Minerals (as defined in the Conflict Minerals Regulations) to determine whether the Conflict Minerals used when performing the Company’s semiconductor packaging services originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The Company conducted the RCOI with its direct suppliers using the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey tool provided by the Responsible Minerals Initiative (“RMI”), an industry group that works to address Conflict Minerals issues within supply chains. The CMRT requests direct suppliers to identify the smelters, refiners, and countries of origin of the Conflict Minerals in their products. The Company relied primarily on responses received from its direct suppliers and information provided by the RMI to identify sources of the Conflict Minerals used by the Company.

Based on the responses to the Company’s RCOI, the Company knows or has reason to believe that a portion of the Conflict Minerals used by the Company originated or may have originated from the Covered Countries or may not be solely from recycled or scrap sources.

In accordance with the Conflict Minerals Regulations, the Company’s Conflict Minerals Report for the year ended December 31, 2022 (the “CMR”) is attached to this Form SD as Exhibit 1.01 and is incorporated into this Form SD by reference. Both reports are available on the Company’s website under the heading “Financial Information > SEC Filings” at https://ir.amkor.com. This Form SD and Exhibit 1.01 contain references to the Company’s website. The information on the Company’s website is not incorporated by reference into this Form SD or the CMR, nor are they deemed “filed” with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended.

Item 1.02 Exhibit

Information concerning Conflict Minerals required by the Conflict Minerals Regulations is included in Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item  3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January  1, 2022 to December 31, 2022, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Amkor Technology, Inc.
(Registrant)

/s/ Mark N. Rogers	May 26, 2023
Mark N. Rogers, Executive Vice President, General Counsel, and Corporate Secretary	Date

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